Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Under IFRS

	Year ended March 31,
	2012	2011	2010	2009	2008
	(in £ millions)
Earnings
Income before taxes	2,739	1,959	1,303	716	3,082
Add: Dividends received from associates and joint ventures	4	7	3	6	2
Less: Minority interest	-1	-2	-1	-2	-1
Less: (Income)/loss from associates and joint ventures	-10	-21	-54	-75	11
Add: Fixed charges	827	1,013	1,053	1,149	1,090

	3,559	2,956	2,304	1,794	4,184

Fixed charges
Interest Payable	2,784	3,204	3,114	3,315	2,977
Less: Interest on pension liabilities	-2,092	-2,323	-2,211	-2,308	-2,028
Add: One third of rental expense	135	132	150	142	141

	827	1,013	1,053	1,149	1,090

Ratio of earnings to fixed charges	4.3	2.9	2.2	1.6	3.8